ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 9, 20

05012661

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2005 NOV 17 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
9 November 2005 (ASX Announcement & Media Release – Welder Ranch Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

9 November 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

Welder Ranch Update

Following is an extract of a release made overnight by the operator concerning the results of fracture stimulation work on the Vaquero # 2 well in the United States.

Dune Energy, Inc. Successfully Fracture Stimulates Welder Ranch Well

HOUSTON, Nov. 8 Dune Energy, Inc. (Amex: DNE) ("Dune" or the "Company") announced today that it has successfully fracture stimulated ("fraced") its Vaquero #2 well, drilled on Dune's Welder Ranch Property located in Victoria County, Texas. The Vaquero #2, which began flowing on August 1, 2005, is presently producing 2.9 MMcf/d of natural gas and 57 b/d of condensate, or 3.25 MMcfe/d, with 1,900 psi flowing tubing pressure. The well, which is producing from the Middle Wilcox formation, was drilled to an average depth of 12,300 feet. Dune holds a 51.9% net working interest in the Vaquero #2.

"Dune anticipates the drilling of additional deep, high impact anomalies on our Welder Ranch acreage in 2006 which we have identified utilizing our state of the art reprocessed 3D seismic, as well as shallower low risk targets," stated Alan Gaines, Chairman and Chief Executive Officer.

Dune Energy is a focused and rapidly growing independent E&P company engaged in the development, production and acquisition of oil and gas properties, with operations concentrated along the Louisiana/Texas Gulf Coast and the Fort Worth Basin Barnett Shale. Additional information is available at http://www.duneenergy.com .

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of expected drilling and development wells and associated costs, statements relating to estimates of, and increases in, production, cash flows and values, statements relating to the continued advancement of Dune Energy, Inc.'s projects and other statements which are not historical facts. When used in this document, the words such as "could," "plan," "estimate," "expect," "intend," "may," "potential," "should," and similar expressions are forward-looking statements. Although Dune Energy, Inc. believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that the Company's projects will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, changes in product prices and other risks disclosed in Dune's Annual report on Form 10-KSB filed with the U.S. Securities and Exchange Commission.

The Vaquero #2 well is located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the original agreement FAR has earned a 9 percent working interest in both the Vaquero #1 and #2 wells. FAR has subsequently elected to increase its working interest in the Vaquero #1 well to approximately 9.69%.

Division orders are currently being prepared in respect of the above wells that will enable distribution of all revenues accumulated to date to be distributed to working interest owners during the current quarter.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au